JOGO HEALTH

Treating stroke, migraine, chronic pain & incontinence through neuroplasticity



jogohealth.com Bridgewater Township NJ

Technology | AR & VR | AI | Service | Health & Fitness

Featured Investors

Investors include

Venkat Tadi | Mayo Clinic Ventures



Venkat Tadi

Syndicate Lead

Transformative, goal-oriented technology delivery leader in commercial life sciences industry with...

Invested in JOGO Health

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I am investing in JoGo Health because of their commitment for improving patient health for multiple neuromuscular conditions (stroke, cerebral palsy, chronic pain, incontinence) so that patients do not have to take medication or undergo surgeries. This venture has a large addressable global market of $55 B. Co-founder of JoGo has previous experience of successful startup and they made significant progress since 2019 even during COVID times. I believe this will be a very successful

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Invested $25,000 this round & $75,000 previously

Ma

Highlights

1. Treats 20+ neuromuscular (NM) conditions (stroke, migraine, chronic pain, incontinence)
2. $86B Market. $10B(SAM). $105M(SOM)

3. Mayo Clinic is an investor and co-development partner

4. Co-Founder's previous AI venture was acquired by IQVIA, world's largest clinical research company.

5. JOGO has already treated more than 25,00 patients. Signed up 50+ hospital channel partners.

6. Medical Advisory Board is from Harvard, Yale, Boston University, Tufts, NYU and Columbia.

7. Patent Protected with 18 claims. FDA Breakthrough Device Designation.

8. Harvard study showed JOGO is better than opioids in treating chronic lower back pain.

Our Team



Dr. Gordon Silverman Emeritus Product Visionary

Professor Emeritus and Chair Electrical/Computer Engineering, Manhattan College. Director, Sensory Feedback Unit at ICD Research & Rehab Center, Manhattan. Author "Cognitive Science: An Introduction to the Study of the Mind.". Inventor of EZPass.

> More than 70% of patients with neuro-muscular conditions do not fully recover due to lack of access to world class rehab in their towns. That included my friend's daughter in India with cerebral palsy. JOGO treated her remotely from New York via telemedicine and made the little girl walk for the first time in her life.



Siva Nadarajah Co-Founder and President

Sold previous healthcare AI platform - currently used to track COVID-19 vaccine safety - to IQVIA(NYSE:IQV), a $46B clinical research giant. 20+ yrs of experience in working with Pfizer, Roche, Novartis & Merck. Two healthcare AI patents.



Sanjai Murali Founder and CEO

AT&T, FedEx & Comcast. Spent last 10 years building JOGO to receive FDA clearance with researchers from NYU, Rockefeller University and Manhattan College.



Gary Krasilovsky Chief Scientific Officer

PhD from NYU. Senior Clinician at NYU Rusk Institute for Rehabilitation Medicine. Chair, Hunter College DPT Program, City University of New York. Clinical neurology, adult neurological rehabilitation, electroneuromyography.



TIFFANY SUDOL BAKER, DPT Lead, Women's Health

Doctor of Physical Therapy from City University, New York. Pursuing her PhD in Physical Therapy at Nova Southeastern University. Adjunct Assistant Professor of Physical Therapy at Hunter College, New York.



DREW DENARDO Technical Adviser

25 years of industry experience building mobile applications, platforms, and high-scale transactional systems.



UMA VENKATESA Head of Pelvic Floor Rehab

Over 30 years of experience in uro-gynecology, obstetrician-gynecology, gastroenterology, prenatal, post-natal, incontinence, chronic pain, breast cancer & stroke.

Invoking Brain's Natural Neuroplasticity to treat Stroke, Migraine, Cancer Pain, Incontinence, Constipation and Tremors


JOGO
Invoking Brain's Natural Neuroplasticity to Treat Stroke, Migraine, Cancer Pain, Incontinence, Constipation and Tremors
#GetMoving
LOWELL • WORCESTER
UMASS M2D2
Johnson & Johnson
INNOVATION JLABS
BWH
MAYO CLINIC


What is JOGO?: A modern, telemedicine-based AI system to invoke brain's natural neuroplasticity using a well-established foundational science called electromyography biofeedback


Science: JOGO taps into the neuroplasticity of the brain via wearable sensors and an app to address the root cause of pain and neuromuscular conditions
JOGO
Brain loses connections during neuromuscular events or becomes too sensitive to pain
EMG-BF triggers neural plasticity – development of new pathways between neurons
New pathways make the brain less sensitive to pain and help recruit muscles to help recover from neuromuscular conditions, aven after nerve damage
Neuroplasticity is the brain's ability to reorganize itself by forming new neural connections.
Neuroplasticity allows the neurons (nerve cells) in the brain to compensate for injury and disease and to adjust their activities in response to new situations or to changes in their environment.
3

fMRI studies: showing structural changes in the brain after neuroplasticity-based treatments

JOGO



Pre-test
A
Post-test
B

4

Market and Why Now: Current treatments are not effective and have serious side effects



$550B total spend
$55B market for JOGO
PREVALENCE
CURRENT TREATMENT

PELVIC FLOOR DISORDERS
28% of adult population
Surgery and Medications

POST STROKE SPASTICITY/DYSTONIA
5M /year Someone has a stroke every 40s in the USA
Physical therapy / Botox

CHRONIC PAIN, CANCER PAIN & MIGRAINE
1 in 5 adult population
Medications

PARKINSON'S & ESSENTIAL TREMORS
7M Patients in the US alone Predicted to be the next pandemic
Medications, Deep Brain Stimulation

5

Timeline: Clinical validation to commercial traction



MARKET TRACTION
INVESTMENT
Johnson & Johnson
INNOVATION JLABS
• Launch from stealth
• JLABS at UPenn
Launch of clinical trials at Brigham and Women's Hospital for chronic lower back pain and migraine
Brigham and Women's Hospital
Brigham and Women's study showed JOGO is superior to opioids in treating chronic lower back pain & JOGO reduced migraine impact by 70%
FDA
FDA 510K exemption & breakthrough
Insurance CPT codes obtained
MA, NY, NJ license obtained to treat patients directly
20k patients treated in India, Hired Abbott, GSK Management team to run India
Brigham and Women's Hospital
vituity
EORH
Customer / clinical pipeline:
• Rx coming from Mt. Sinai, Beth Israel, Mayo Clinic, UMass Worcester, BWH
• Signed first self-insured Employer to treat migraine. Five in pipeline
2019
2020
2022
2023
Raised $2.5M seed round from IQVIA CEO Ari Bousbib & Ex IQVIA GM Siva Nadarajah
Raised additional $5M Hourglass Ventures, Mayo Clinic Ventures
Mayo Clinic entered into a strategic co-development partnership to develop Parkinson's and Essential Tremors offering.
Raising $10M Series A round @ 37M valuation. $7M commitment

6

Clinical Validation (Chronic Lower Back Pain) : Harvard / Brigham chronic lower back pain study showed JOGO has greater BPI reduction vs. opioids

N=80

JOGO vs. Treatment as Usual (Physical Therapy, Opioids)	Statistical Significance of JOGO Treatment	Measurement
Pain intensity	p<0.01	Numerical Rating Scale (NRS) from the Brief Pain Inventory (BPI)
Pain interference	p<0.01	Pain Interference Scale from BPI
Disability	p<0.001	Oswestry Disability Index (ODI)
Low back thresholds	p<0.01	Digital pressure algometer

	t	df	Sig. (2-tailed)
BPI Severity	-2.58	53	.01

In previously conducted studies on Tapentadol ER, Oxycodone CR for CLBP, opioids had only -2.3 and -2.1 BPI reduction whereas JOGO showed a BPI reduction of -2.58.

93% patients recommended JOGO to others



BRIGHAM AND WOMEN'S HOSPITAL
HARVARD MEDICAL SCHOOL
Robert R. Edwards, M.D, PhD

7

Clinical Validation (Migraine): study showed JOGO **reduced** disability, anxiety and **increased** quality of life in patients with episodic migraine

N=80

JOGO vs. Treatment as Usual	Statistical Significance of JOGO Treatment	Measurement

(Physical Therapy, Opioids)	Statistical Significance of JOGO Treatment	Measurement
Lower Migraine Disability	p<0.05	Migraine disability assessment (MIDAS)
Anxiety	p<0.01	HADS-A
Increase in quality of life	p<0.001	The Migraine-Specific Quality of Life Questionnaire (MSQ)
Temporal Summation	p<0.05	QST



BRIGHAM AND WOMEN'S HOSPITAL

HARVARD MEDICAL SCHOOL

Robert R. Edwards, M.D, PhD



BRIGHAM AND WOMEN'S HOSPITAL

HARVARD MEDICAL SCHOOL

Carolyn Bernstein, M.D

Business Models: JOGO provides flexibility to act as a tech vendor, a tech vendor + rehab services or bill as a provider

JOGO

- Every provider will have a different view on leveraging a tech vendor vs. a clinical solution and consideration around who bills.
- JOGO provides flexibility to act as a tech vendor, a tech vendor + clinical services or act as a provider
- Build clinical data points from providers, bill through existing CPT codes and then partner with providers to jointly target reimbursement at commercial payers and CMS
  - Physical Therapist, PTA, Clinical Psychologist or NP, NPA Codes (97110, 97112, 97140, 90912, 90913), supervision or incident to billing is needed for Clinical Social Worker.
  - Remote Therapeutics Monitoring Codes (98976,98977,98980), Clinical Social Worker can perform these tests.

PER PATIENT

	JOGO as a tech vendor	JOGO as a provider
UNIT REVENUE	$565	$1,265
UNIT COST	$125	$625
UNIT PROFIT	$440	$640
MARGIN	78%	51%

Patient Testimonials: What patients say about JOGO

JOGO



Scott Walker, Atlanta, GA

I had a stroke which left my left side fully paralyzed. JOGO virtual rehab helped me fully recover in the comfort of my own home after the initial rehab failed. I am now able to walk, my range of motion improved dramatically, I am now able to open a water bottle and even drive a car.



J.S., Philadelphia, PA

I have been suffering from incontinence ever since I had my first child. Surgery was my last option. With a very high deductible plan, a surgery would have cost me $10K. It was also a risky option. With 10 sessions of JOGO therapy, I have recovered 90%. JOGO also gave my confidence back!



R.W., Toronto, Canada

I was suffering from chronic lower back pain for more than 15 years. I tried many years of physical therapy, pain killers and was wearing a lumbar belt for almost 10 years. My last option was surgery. With just 8 sessions of JOGO therapy, now I am pain free after 15 years. JOGO works!

JOGO

Competition: JOGO provides a clinically superior, safe and convenient solution vs medications and surgery

Characteristics	JOGO	Medications and Surgery
Clinical Effectiveness	Clinically superior	Moderate
Patient Convenience	Requires effort from patients	Easy (mostly pills)
Safety	No side effects	Serious side effects
Reimbursement	Moderate	Reimbursement is standard

Management Team: 150+ years of experience, including a record of successfully building and exiting healthcare startup

JOGO



Sanjai Murali
Founder and CEO



Siva Nadarajah
President & Co-Founder



Gordon Silverman, PhD.
Product Visionary



Kristen Buchbach, DPT
Women's Health



Steve Caruso
Regional Business Director

- Product vision and execution: worked with NYU experts for 9 years to develop the current version
- Previous technology leadership positions at AT&T, FedEx
- One US patent

AT&T

- 24+ years of clinical research and commercialization experience in pharmaceutical and medical device industries
- Sold previous venture, Semantelli, an AI-based drug safety detection and social analytics platform to IQVIA and became GM for that product line at IQVIA. Grew the business 105% CAGR for six years
- Owns two US patents

IQVIA

- Inventor of EZ-Pass
- One of the original creators of JOGO's first prototype
- Professor Emeritus, Manhattan College
- Co-author of the textbook, "Cognitive Science: An Introduction to the Study of the Mind."

E-ZPass

- 15 years of neuro-rehab experience
- Women's health specialist

Encompass Health

Beth Israel Lahey Health

AstraZeneca

Advisory Board: Industry leaders in medical advisory board from Harvard, Yale, Tufts and Boston University

JOGO







Kanaga Sena, M.D.
Clinical Professor of Neurology
Yale University School of Medicine

- Clinical Professor, Department of Clinical Sciences, Florida State University College of Medicine,
- Diplomat, American Board of
- Neurology and Psychiatry, American Society of Neurorehabilitation
- Fellow, Stroke Council, American Heart Association

Yale University

Asimina Lazaridou. PhD
Pain Researcher at Harvard Medical School and Tufts Medical School

- Clinical Assistant Professor at Tufts Medical Center
- Postdoctoral Fellow in Pain Medicine at Harvard Medical School

Tufts School of Medicine

Didi Theva, M.D.
Commonwealth Scholar in Reconstructive Urology, Boston University

- Fellow in Female Incontinence and Reconstructive Urology
- Commonwealth Scholar
- American Urological Association
- Numerous publications on Urinary Incontinence

BU Boston University School of Medicine

Gary Krasilovsky, PhD
Hunter College, New York, NYU Rusk Rehab

- International KOL in Rehab Medicine
- Internationally recognized Clinical Investigator
- Leading voice in EMG Biofeedback

NYU School of Medicine

Robert R. Edwards, M.D, PhD
Head of Pain Research - Harvard Medical School

- Associate Professor of Anesthesia and a Licensed Clinical Psychologist in the Pain Management Center at Brigham & Women's Hospital / Harvard Medical School
- Leadership positions in the American Pain Society (APS) and the International Association for the Study of Pain (IASP)

Potential: Science supports to treat over 21 indications including the following:

JOGO



URINARY INCONTINENCE
28% of world population
Muscarinic Receptor Antagonist (Toviaz, Myberiq)

STROKE
5M /year
Rehab

ED/PE PREMATURE EJACULATION (PE)
30%
SSRI

PARKINSON'S TREMORS
1M
Carbidopa/Levodopa

VULVAR VESTIBULITIS / PELVIC PAIN
8.3%
estrogen hormone

ESSENTIAL/ FUNCTIONAL TREMORS
12M
Physiotherapy

CANCER PAIN
9M /year
Opioids

DYSPHAGIA
16% of world population
None

CHRONIC LOWER BACK PAIN
38% of world population
NSAIDs, SSRI

DYSSYNERGIC DEFECATION
5% of world population
Surgery

MIGRAINE / TENSION HEADACHE
21% of world population
Triptans, NSAIDs, Analgesic

FECAL INCONTINENCE
3% of world population
Surgery

PREVALENCE
CURRENT TREATMENT



Thank You

JOGO

#GetMoving

For more information, please contact:
Siva Nadarajah, President & Co-Founder
siva@jogohealth.com